Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

ASTA FUNDING, INC.

(Name of Subject Company)

ASTA FUNDING, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

046220109

(CUSIP Number of Class of Securities)

Gary Stern Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648	Robert A. Schwartz, Esq. Windels Marx Lane & Mittendorf, LLP 120 Albany Street Plaza, FL 6 New Brunswick, NJ 08901 (732) 846-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016, as amended on April 5, 2016 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by MPF InvestCo 4, LLC, a Delaware limited liability company (the “Offeror”), a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove”), to purchase up to 3,000,000 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Company”), at $9.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 22, 2016 (the “Offer to Purchase”).

All information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2 and, except as otherwise set forth below, the information included in the Schedule 14D-9 remains unchanged.

This Amendment No. 2 is being filed to update and supplement Item 4 and Item 9 of the Schedule 14D-9, as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

On April 15, 2016, the Offeror amended the Offer to increase the offer price from $9.00 to $9.50 per share (the “Offer Price”), and extended the expiration date of the Offer to May 9, 2016.

The board of directors of the Company (“Board”) encourages stockholders to review the reasons for the Board’s recommendation set forth in the Schedule 14D-9 filed on April 1, 2016, as amended and April 5, 2016. For those reasons, the Board continues to recommends that the Company’s stockholders reject the revised Offer and not tender their Shares to Offeror for purchase pursuant to the Offer. Copies of the Schedule 14D-9 filed on April 1, 2016, as amended and April 5, 2016, and this Amendment are available on the SEC’s website at www.sec.gov and on the Company’s website at www.astafunding.com.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the revised Offer, and that because there is not a deeply liquid trading market for the Shares, an individual stockholder may determine to tender his or her shares to the Offeror based on, among other things, his or her liquidity needs. To that end, a stockholder may consider the Company’s “Dutch Auction” self-tender offer, as filed with the SEC and mailed to stockholders on or about April 11, 2016.

A copy of a press release is included as Exhibit 99.4 hereto and incorporated by reference herein.

ITEM 9.	EXHIBITS

Exhibit No.	Description

99.4	Press Released dated April 21, 2016

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Bruce R. Foster
Bruce R. Foster
Chief Financial Officer

April 21, 2016